SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2002

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Tax ID (CNPJ) Nº 00.108.786/0001-65

NIRE Nº 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON OCTOBER 28 and 30, 2002

DATE, TIME AND VENUE: On October 28, 2002, at 10:00 o'clock a.m., at the Company headquarters, located at 1356 Verbo Divino Street, Sao Paulo, SP. ATTENDANCE: Present at the Meeting the shareholders, owners of 75.6% of the voting shares issued by the Company, as evidenced by the signatures in the "Shareholders' Attendance Book". MEETING BOARD: Chairman - Marco Aurelio dos Anjos Ferreira; Secretary - Arnaldo Cordeiro Pacheco de Medeiros Montenegro. CALL: Summoning notice published on September 27, 28 and October 01, 2002, in the Official Journal of the State of Sao Paulo and in the newspaper "Valor Economico" on September 27, 28 and 30 and new call to meeting published in the Official Journal of the State of Sao Paulo on October 10, 11 and 12 and in the newspaper "Valor Economico" on October 09, 10 and 11, 2002. AGENDA: 1. Approval of changes to the indenture of 3rd public issuing of debentures of the Company, in the scope of the restructuring of debt object of Relevant Notice published on the "Valor Economico" newspaper on July 16, 2002, and of changes to the indenture of 2nd public issuing of debentures of the Company in regards to providing collateral by the Company for the purposes of clause 8.1.11 of the first amendment to said deed of 2nd public issuing. 2. To amend article 5 of the Company's By-laws to reflect the increase in capital stock in the amount of R$ 1,223,411,170.80, changing from R$ 1,525,239,629.31 to R$ 2,748,550,800.11, divided into 828,371,343 common shares and 1,200,484,187 preferred shares, all nominative, book-entry shares, no-par value, in conformance with the approvals of the meetings of the Company's Board of Directors held on 8.9.2002, 8.19.2002 and 9.25.2002, respectively. 3. To amend Article 2 of the Company's By-laws to authorize the Board of Directors to deliberate on the transfer of address of the Company's headquarters. 4. To elect a new official member, as well as his alternate, to the Company's Board of Directors. DECISIONS: By unanimous decision the following was approved:

i)	To amend article 5 of the Company’s By-laws to reflect the increase in capital stock in the amount of R$ 1,223,411,170.80, changing from R$ 1,525,239,629.31 to R$ 2,748,550,800.11, divided into 828,371,343 common shares and 1,200,484,187 preferred shares, all nominative, book-entry shares, no-par value, in conformance with the approvals of the meetings of the Company’s Board of Directors held on 8.9.2002, 8.19.2002 and 9.25.2002, respectively. Therefore, article 5 of the Company’s By-laws shall now effectively read as follows:

“Art. 5º. - The Capital Stock is R$ 2,748,550,800.11 (two billion, seven hundred and forty-eight million, six hundred and fifty thousand, eight hundred Reals and eleven cents of Real), divided into 828,371,343 common shares and 1,200,484,187 preferred shares, all nominative, book-entry shares, no-par value. The Capital Stock may be increased to R$ 5,000,000,000.00 (five billion Reals), regardless of amendment to the statutes, as provided for in article 168 of Law 6,404/76, by deliberation of the Board of Directors, which will determine the conditions for the issuing, in the terms of paragraph one of article 170 of Law 6,404/76.”

ii)	To amend Article 2 of the Company's By-laws, which shall now effectively read as follows:

“Art. 2º. - The Company is headquartered and has its venue in the City of São Paulo, State of São Paulo and may, by deliberation of the Board of Directors, transfer the address of the Company headquarters, open, maintain and close branches, offices, warehouses or representation agencies in any part of the national territory or abroad.”

iii)	To approve the election to occupy the position as member of the Board of Directors of the Company, Mr. Eduardo Bunker Gentil, Brazilian, married, economist, bearer of ID Nº 3361829, issued by SSP/SP, enrolled in the Tax Roll (CPF/MF) under Nº 001067468-39, with offices at Avenida República do Chile 100, 19º andar, in the City and State of Rio de Janeiro, and to approve the election to occupy the position as alternate member Mr. Alan Adolfo Fischer, Brazilian, legally separated, engineer, bearer of ID Nº 3284209-8, issued by IFP/RJ, enrolled in the Tax Roll (CPF/MF) under Nº 667250037-53, with office at Avenida República do Chile 100, 9º andar, in the City and State of Rio de Janeiro, according to the nomination from the shareholder BNDES Participações S.A. – BNDESPAR. The directors now elected declare that they are not impeded from exercising commercial activities.

iv)	To temporarily adjourn this Meeting, which shall be resumed on October 30, 2002, at 3:00 o’clock p.m., at the Company headquarters, at 1,356 Verbo Divino Street, in the City of São Paulo, State of São Paulo, when the Shareholders shall decide about the issue listed in item 1 of the above described “Agenda”.

On October 30, 2002, at 3:00 o’clock p.m., at the Company headquarters, located at 1356 Verbo Divino Street, São Paulo, SP, the same shareholders, owners of 75.6% of the voting shares issued by the Company that were present at the opening of this Extraordinary Shareholders´ Meeting on October 28, 2002, decided to resume the discussions started and adjourned on that date, in order to deliberate, by unanimous decision, the following:

v)	Not to discuss the issue listed in item 1 of the above described “Agenda”, since it still is under analysis according to the Relevant Notice published on the “Valor Econômico” newspaper today.

vi)	To consolidate the Company’s By-laws so as to reflect the decisions now taken, and the new consolidated By-laws are an integral part of these Minutes, as an Attachment.

CLOSING: As there were no further issues to be discussed at this time, and as nobody wished to speak, this Meeting was temporarily adjourned, and having these minutes being drawn up, read and verified, it was by all approved. ROMA PARTICIPAÇÕES LTDA., DISTEL HOLDING S.A. and GLOBO COMUNICAÇÕES E PARTICIPAÇÕES S.A. represented by Manuel Martins Teixeira Pinto and BNDES PARTICIPAÇÕES S.A. - BNDESPAR represented by Arnaldo Cordeiro Pacheco de Medeiros Montenegro.

CERTIFICATE: This is a true copy of the original drawn up in the appropriate book.

São Paulo, October 30, 2002

Marco Aurélio dos Anjos Ferreira
Chairman

Arnaldo Cordeiro Pacheco de Medeiros Montenegro
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2002

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

         This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.